Exhibit 3.1

CINCINNATI BELL INC.

AMENDMENT TO AMENDED AND RESTATED
ARTICLES OF INCORPORATION
TO REFLECT A ONE-FOR-FIVE REVERSE STOCK SPLIT

Article Fourth of the Amended and Restated Articles of Incorporation of the Corporation is hereby amended by deleting the first sentence of Article Fourth in its entirety and replacing it with the following:

The number of shares that the corporation is authorized to have outstanding is 96,000,000 common shares $.01 par value (classified as "Common Shares"), 1,357,299 voting preferred shares without par value (classified as "Voting Preferred Shares") and 1,000,000 non-voting preferred shares without par value (classified as "Non-Voting Preferred Shares").

Effective as of 11:59 pm, Eastern Daylight Time, on the date this Certificate of Amendment to the Amended and Restated Articles of Incorporation is filed with the Secretary of State of the State of Ohio, each five of the corporation's Common Shares, par value $0.01 per share, issued and outstanding or held by the corporation as treasury stock shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one Common Share, par value $0.01 per share, of the corporation. No fractional shares shall be issued and, in lieu thereof, any holder of less than one Common Share shall, upon due surrender of any certificate previously representing a fractional share, be entitled to receive cash for such holder's fractional share based on the volume weighted average price of the corporation's Common Shares as reported on the New York Stock Exchange Composite Tape, as of the date this Certificate of Amendment to the Amended and Restated Articles of Incorporation is filed with the Secretary of State of the State of Ohio.